VIA EDGAR

October 27, 2020

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Thomas Jones

Re:	Ebang International Holding Inc. (CIK No. 0001799290)
Registration Statement on Form F-1 File No. 333-249647

Dear Mr. Jones:

Ebang International Holding Inc. hereby respectfully requests withdrawal of its acceleration request letter filed as correspondence via EDGAR on October 23, 2020, which requested that the above-referenced Registration Statement on Form F-1 (File No. 333-249647) become effective on October 27, 2020 at 5:00 pm, Eastern Time, or as soon thereafter as practicable. The Registrant is no longer requesting that such Registration Statement be declared effective at this specific date and time and the Registrant hereby formally withdraws its request for acceleration of the effective date as stated above.

Very truly yours,

Ebang International Holding Inc.

By: /s/ Dong Hu

Name: Dong Hu

Title: Chairman and Chief Executive Officer